EXHIBIT 99.4
CONSENT OF INDEPENDENT REGISTERED
CHARTERED ACCOUNTANTS
We consent to the use of our reports dated February 7, 2006, (which audit report expresses an unqualified opinion on the consolidated financial statements and includes a separate paragraph referring to our consideration of internal control over financial reporting and also includes a separate report titled Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada — U.S. Reporting Differences relating to changes in accounting principles that have been implemented in the consolidated financial statements) appearing in the Annual Report on Form 40-F of The Westaim Corporation for the year ended December 31, 2005.
/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 27, 2006